

UN
SECURITIES AND 10035512
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.H. Hill Securities, LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7821 1960E, Suite B
(No. and Street)

Humble, TX 77346
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan Hill 832-644-1852
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reimer, McGuinness and Associates, P.C.
(Name – *if individual, state last, first, middle name*)

6610 Malibu Dr., Houston, TX 77092
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 02 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17/2010

OATH OR AFFIRMATION

I, ___Dan Hill_______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____D.H. Hill Securities, LLP_______________________________, as of _________December 31_______________________, 2009____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

D. H. Hill
Signature

President of General Partner
Title

Vickie Gale Moore
Notary Public



NOTARY PUBLIC STATE OF TEXAS
Vickie Gale Moore
My Commission Expires
04/18/2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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CONTENTS

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Reimer, McGuinness & Associates, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Partners
D. H. Hill Securities, LLP
Humble, Texas

We have audited the accompanying statements of financial condition of D. H. Hill Securities, LLP (the "Partnership") as of December 31, 2009 and 2008, and the related statements of operations, changes in partners' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D. H. Hill Securities, LLP as of December 31, 2009 and 2008, and the results of its operations, changes in partners' equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reimer, McGuinness & Associates, P.C.

Houston, Texas
February 5, 2010

6610 Malibu Drive · Houston, Texas 77092 · 713.590.3000 · Fax 713.590.3020 www.rma-cpa.com

	2009	2008
Assets		
Cash and cash equivalents	$ 17,274	$ 25,493
Investments	16,669	20,868
Commissions receivable	11,290	30,316
Marketing fees receivable	9,407	
Accounts receivable, net of allowance of uncollectible of $26,650 at December 31, 2009	-	-
Furniture and equipment, net of accumulated depreciation of $66,274 and $64,917 at December 31, 2009 and 2008, respectively	3,454	4,811
Total Assets	$ 58,094	$ 81,488
Liabilities		
Accounts payable	$ -	$ 2,600
Commissions payable	8,687	23,362
Total Liabilities	8,687	25,962
Partners' Equity	49,407	55,526
Total Liabilities and Partners' Equity	$ 58,094	$ 81,488

See Independent Auditors' Report and Notes to Financial Statements.

D. H. HILL SECURITIES, LLP
Statements of Operations
For Years Ended December 31, 2009 and 2008

	2009	2008
Revenues		
Commissions	$ 832,459	$ 1,122,060
Interest	3	61
Realized gains	-	12,725
Unrealized gains (losses)	(4,112)	(36,985)
Other	25,005	190,792
Total Revenues	853,355	1,288,653
Expenses		
Commissions	604,386	928,684
General and administrative	255,088	463,105
Total Expenses	859,474	1,391,789
Net Income (Loss)	$ (6,119)	$ (103,136)

See Independent Auditors' Report and Notes to Financial Statements.

D. H. HILL SECURITIES, LLP
Statements of Changes in Partner's Equity
For Years Ended December 31, 2009 and 2008

	General Partner's Equity	Limited Partner's Equity	Total Partner's Equity
Balance, December 31, 2007	$ 15,152	$ 144,183	$ 159,335
Net income	(2,063)	(101,074)	(103,136)
Partner's withdrawals		(673)	(673)
Balance, December 31, 2008	$ 13,089	$ 42,436	$ 55,526
Net income	(122)	(5,997)	(6,119)
Partner's withdrawals		-	-
Balance, December 31, 2009	$ 12,967	$ 36,440	$ 49,407

See Independent Auditors' Report and Notes to Financial Statements.

D. H. HILL SECURITIES, LLP
Statements of Cash Flows
For Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net Income (Loss)	$ (6,119)	$ (103,136)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	1,357	2,098
Decrease (increase) in commissions and accounts receivable	19,027	33,019
Decrease (increase) in marketing fees receivable	(9,407)	
Increase (decrease) in accounts payable	(2,600)	2,600
Increase (decrease) in commissions payable	(14,676)	(12,766)
Increase (decrease) in accrued expenses	-	-
Net cash provided by (used in) operating activities	(12,418)	(78,185)
Cash flows from financing activities		
Purchases of securities	4,199	44,261
Partner withdrawals	-	(673)
Net cash provided by (used in) financing activities	4,199	43,588
Net increase (decrease) in cash	(8,219)	(34,597)
Cash and cash equivalents, beginning of year	25,493	60,090
Cash and cash equivalents, end of year	$ 17,274	$ 25,493

See Independent Auditors' Report and Notes to Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

D. H. Hill Securities, LLP (the "Partnership") is a Humble, Texas based broker and dealer of securities registered with the Securities and Exchange Commission (the "SEC") and a dealer in securities under the Securities Exchange Act of 1934. The Partnership was registered as a Limited Liability Partnership in 1996 and commenced operations on June 10, 1996. On December 20, 2002, the Partnership filed a Certificate of Amendment to change the name of the Limited Liability Partnership from First Financial United Investments, Ltd., L.L.P. to D. H. Hill Securities, LLP. Substantially all of the Partnership's customers are located in Texas and Florida. The Partnership is a member of the Financial Industry Regulatory Authority (the "FINRA") and Securities Investors Protection Corporation (the "SIPC").

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission Revenue

The firm offers securities on an application basis. As such, the Partnership does not hold or deliver securities or funds for any of its customers. The Partnership recognizes commission revenue on a trade date basis.

Commission Expense

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Furniture and Equipment

Furniture and equipment is recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets.

Expenditures for major renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture and Equipment (continued)

At December 31, 2009, furniture and equipment consists of the following:

Machinery and Equipment	$ 35,964
Furniture and Fixtures	33,764
	69,728
Less: Accumulated Depreciation	(66,274)
Property and Equipment, Net	$ 3,454

Income Taxes

Federal income taxes have not been provided for in the accompanying financial statements as the income of the Partnership is included in the respective Partners' individual federal tax returns.

Cash Equivalents

For purposes of the statement of cash flows, the Partnership considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Investments

Marketable securities consist of stock which is classified as trading securities and is reported at fair value. Unrealized gains and losses are reported as part of earnings. The Company uses the specific identification method in determining realized gains and losses on sales of securities.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Partnership has a verbal agreement with a corporation which is 100% owned by the limited partner of the Partnership, whereby the corporation can bill the Partnership monthly for general and administrative services, if the corporation chooses to do so. The Partnership paid $156,900 and $301,275 during the years ended December 31, 2009 and 2008 respectively.

NOTE 3 - FINANCIAL INSTRUMENTS AND CREDIT RISK

Financial instruments that potentially subject the Partnership to credit risk consist primarily of cash and accounts receivable. The Partnership maintains its cash with major banks, and the amounts exceed the insured limit of $250,000 from time to time. The terms of these deposits are on demand to minimize risk. The Partnership has not incurred losses related to these deposits.

The Partnerships' receivables were due from commissions earned from the trade of securities and consulting services. Although the Partnership is directly affected by the stock brokerage industry, management does not believe a significant credit risk existed at December 31, 2009 and 2008. For the year ended December 31, 2009, twenty customers accounted for 52% of revenues, each with at least one percent of sales. For the year ended December 31, 2008, five customers accounted for 56% of revenues, each with at least six percent of sales.

NOTE 4 - MINIMUM NET CAPITAL BACKGROUND

Pursuant to the Uniform Net Capital requirements of the SEC under Rule 15c3-1, the Partnership is required to maintain a minimum net capital balance, as defined under such Rule, of $5,000 and a ratio of aggregate indebtedness to net capital, as defined under such rule not to exceed 15 to 1.

The Partnership's net capital exceeded the required net capital by $24,538 and $34,694 at December 31, 2009 and 2008, respectively. The Partnership's net capital ratio was to 0.29 to 1 and 0.65 to 1 at December 31, 2009 and 2008, respectively.

NOTE 5 – MARKETABLE SECURITIES

Cost and fair value of marketable securities at the end of the periods consist of the following:

	Type	Value	Cost
NASDAQ	Securities	$ 16,669	$ 13,036
	Total	$ 16,669	$ 13,036

D. H. HILL SECURITIES, LLP
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2009 and 2008

	2009	2008
Computation of Net Capital:		
Total partners' equity (from Statement of Financial Condition)	$ 49,407	$ 55,526
Total partners' equity qualified for net capital	$ 49,407	$ 55,526
Deductions: (Non-Allowable)		
Property and equipment, net	3,454	4,811
Commissions receivable in excess of commissions payable	2,603	6,954
Haircuts on securities pursuant to 15c3-1(f)	2,500	3,117
Other receivables (marketing fees receivable)	9,407	-
Petty cash	100	100
CRD Cash	1,805	850
Net capital	$ 29,538	$ 39,694
Computation of Aggregate Indebtedness:		
Total aggregate liabilities	$ 8,687	$ 25,962
Total aggregate indebtedness	8,687	25,962
Percentage of aggregate indebtedness to net capital	29.41%	65.41%
Computation of Basic Net Capital Requirements:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	579	1,731
Minimum dollar net capital requirement	5,000	5,000
Net capital requirement (greater of above amounts)	5,000	5,000
Excess net capital	24,538	34,694
Reconciliation with Company's Computation:		
(included in Part II of Form X - 17A-5 as of December 31, 2009)		
Net capital, reported in Company's Part II Focus Report (unaudited)	29,103	42,203
Audit adjustments:		
Focus report has $348 in accrued liabilities not on audited financials	348	(2,600)
Adjustment to cash balance (Money Market account)		5
Adjustment to record cash balance in Ameritrade account	87	86
Net capital per above	$ 29,538	$ 39,694

See Independent Auditors' Report and Notes to Financial Statements.

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2009

At December 31, 2009, exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3(k) (2) (ii), since, it is an introducing broker and dealer.

Reimer, McGuinness & Associates, P.C.
Certified Public Accountants

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL STRUCTURE**

Board of Directors
D. H. Hill Securities, LLP
Humble, TX 77060

In planning and performing our audit of the financial statements and supplemental schedules of D. H. Hill Securities, LLP for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

6610 Malibu Drive · Houston, Texas 77092 · 713.590.3000 · Fax 713.590.3020 · www.rma-cpa.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following matters involving the control procedures and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of D. H. Hill Securities, LLP, for the year ended December 31, 2009 and this report does not affect our report thereon dated February 5, 2010. Due to the size of the organization, there are insufficient personnel to segregate key accounting functions on a cost effective basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reimer, McGuinness & Associates, P.C.

Houston, TX
February 5, 2010

D. H. HILL SECURITIES, LLP

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2009